EXHIBIT (A)(23)












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                                                          ENGLISH TRANSLATION


                     [Duke Energy International letterhead]


Date


Dear Endesa-Chile Shareholder:

Duke Energy considers Latin America to be one of the largest and most dynamic energy markets in the world, and views Endesa-Chile as a leading participant in this market. It is for this reason that we desire to acquire 51% of Endesa-Chile. If we are successful, we intend for Endesa-Chile to become Duke's power generation investment vehicle for growth and expansion in Latin America. We believe that, together, Endesa-Chile and Duke would become the first truly regional power generation and energy trading and marketing force in Latin America.

I thought you would appreciate learning more about Duke Energy. Attached is brief background information on our company's history, experience and corporate values for environmental stewardship and community leadership.

If you would like to learn more about us, please visit us on the Internet at www.duke-energy.com. Spanish language information about our tender offer for Endesa-Chile may be found at www.duke-energy.com/soamer.

In closing, please remember to submit your proxy for the April 8 Endesa-Chile shareholder's meeting. With your support for the change to Endesa-Chile's concentration limits, we will be one step closer to what we know will be a long and rewarding relationship with the people of Chile and South America.


Sincerely,

Bruce A. Williamson
President and CEO
Duke Energy International

Enclosure


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DUKE ENERGY CORPORATION

Duke Energy Corporation is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, North Carolina, USA, the company reaches into more than 50 countries producing energy, transporting energy, marketing energy and providing energy services. The company employs 22,000 people worldwide.

Duke Energy companies almost 100 years of power generation expertise; more than 60 years of natural gas experience; and more than 10 years of experience as an owner and operator of independent power projects around the world.

When ranked according to market capitalization, Duke Energy is one of the top ten energy companies in the world at almost $21 billion.

In November 1998, London's Financial Times newspaper ranked Duke Energy as the world's most respected utility, based on a poll of CEOs from 53 countries. Electric Light & Power magazine's December `98 issue names Duke Energy as "Utility of the Year." This is the first time in 29 years that a company has won that award twice. Earlier in 1998, Fortune magazine placed Duke Energy on its list of most respected companies. Not only are these honors testament to our business practices but to our environmental and corporate citizenship commitment as well.

DUKE ENERGY'S BUSINESSES

In the United States, Duke Energy companies provide electric service to approximately 2 million customers in North Carolina and South Carolina and operate interstate pipelines that deliver natural gas to various regions of the country. Also, the company is one of the nation's largest natural gas gatherers and processors and markets liquefied petroleum gases and related energy services throughout the United States and Canada. A joint venture with Mobil makes Duke Energy one of the leading marketers of natural gas and electricity in North America.

Duke Energy companies combine natural gas and electric assets worldwide. Duke Energy's engineering, construction and operating skills serve energy producers and consumers - and cover the entire energy value chain. The company's technical, engineering and environmental services extend to a wide range of energy and research facilities. This platform of skills and expertise allows Duke Energy to market, manage and transport energy products and services on a large scale to all major markets, including international markets from Calgary to Sydney and Peru to Mauritius.

Duke Energy's strong financial position, solid operating base and depth and breadth of resources and skills provide a firm foundation for meeting customer's needs.


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DUKE ENERGY INTERNATIONAL: PROVIDING ENERGY SOLUTIONS AROUND THE WORLD

Duke Energy International (DEI) is the international development and asset management arm of Duke Energy. DEI develops, owns and operates energy projects worldwide, providing comprehensive energy solutions for customers.

Currently, DEI is strategically focusing its development efforts in Latin America, Asia Pacific and Europe. Its overall strategy is to become an integrated energy company in each of its areas of operation. This is accomplished by targeting countries or regions with a variety of energy needs then applying the company's broad range of expertise to provide solutions. Typically, DEI's initial asset investment in an area would be followed by subsequent investments that enhance DEI's integrated approach. For instance:

In Latin America, DEI has ownership interest in almost 2,000 megawatts (MW) of electric generating capacity in Argentina, Chile, Ecuador and Peru. Also in Peru, it has interest in gas transmission and electric transmission, as well as exploration and production rights in Blocks 85, 40 and 41.

Much of DEI's interest in Peru is tied to the Aguaytia Energy project -- Peru's first integrated energy development effort. The project includes the first commercial development of a natural gas field in the country and the construction and operation of gas processing, electric power generation and electric power transmission facilities. The multi-million dollar project began operation the second quarter of 1998 bringing power across the Andes to Peru's main electrical grid.

DEI announced significant Australian/Pacific Rim asset additions to its Asia Pacific operations in 1998, including the $315 million acquisition of Broken Hill Proprietary Company's (BHP) power business and the $270 million acquisition of the Eastern Gas Pipeline Company.

The BHP Power acquisition includes a total capacity of almost 400 MW of industrial power generation and transmission assets in Western Australia and New Zealand as well as an interest in the 1,400-kilometer Goldfields Gas Transmission Pipeline, also in Western Australia. Furthermore, DEI acquired the rights to develop and operate the Eastern Gas Pipeline, an 800-kilometer pipeline proposed to extend from eastern Australia's largest natural gas supply area to Australia's largest city, Sydney.

Australia's energy industry is evolving into a competitive marketplace and DEI is taking advantage of this changing environment. DEI entered the Australian energy market earlier in 1998 with the purchase of the 627-kilometer Queensland Gas Pipeline and the selection by the Tasmanian government to study the prospects of bringing natural gas to the state.


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Further on the international front, a consortium lead by DEI owns, operates and maintains the 194 MW power generation and delivery system serving the P.T. Freeport Indonesia's mining operation in Irian Jaya, Indonesia. Despite the remote location and challenges presented by weather and fuel supply, the project has an outstanding operating record.

Additionally, DEI is a partner in the world's largest chemical-grade methanol and methyl tertiary butyl ether (MTBE) complex, located in Jubail, Saudi Arabia.

A LONG HISTORY OF POWER GENERATION EXCELLENCE

Duke Energy's roots are firmly grounded in the generation of power.

Duke Energy's electric operations business built and operated its firs hydroelectric facility on the Catawba River in South Carolina A CENTURY AGO, Duke Energy companies' expertise in hydro, fossil and nuclear generation and operations is unequaled. The companies own, operate or have an interest in almost 30,000 MW of electric generation capacity throughout the world.

Duke Energy's Electric Operations business segment operates an efficient generating system that consists of 30 electric generating plants in North Carolina and South Carolina (USA). Also, other Duke Energy companies own and operate significant generating assets in the Northeast and California, in addition to the international assets previously mentioned.

For the past two decades, Duke Energy companies have received annual recognition from industry experts for operating the United States' most efficient fossil-fueled power plant system. Electric Light & Power cited its electric operations business' industry leading plant efficiencies and customer satisfaction ratings among the reasons it named the company its 1998 Utility of the Year.

The company's industrial and commercial customers have ranked Duke Energy's electric transmission system in North Carolina and South Carolina as America's most reliable over the past four years.

And perhaps the company's greatest recognition has come from the Edison Electric Institute, the trade association representing U.S. investor-owned electric utilities. In three consecutive decades, EEI has named Duke Energy's electric operations business the winner of its prestigious Edison award -- presented annually to America's most outstanding electric utility. The recipient in 1972, 1984 and 1995, the company is the only three-time winner.



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A STRONG COMMITMENT TO THE ENVIRONMENT AND COMMUNITIES

Duke Energy's commitment to protecting the environment, conserving natural resources and safeguarding the health and safety of employees and communities is long-standing and deeply ingrained in the company's culture.

Duke Energy realizes that environmental stewardship and corporate responsibility go hand-in-hand with the company's business operations. The company has found through the years that its core values and a strong tradition of stewardship are compatible with sound business practices.

PROTECTING THE ENVIRONMENT

It is Duke Energy's commitment that the company will use natural resources and energy efficiently to reduce waste and emissions at their source. The company will strive to improve operations with a focus on preventing environmental and safety incidents and preserving public safety.

Duke Energy companies have garnered numerous environmental awards from agencies such as the National Wildlife Federation and the American Fisheries Society. The company understands that its actions have a broad effect on the surrounding communities it serves.

Protecting and responsibly managing natural resources are critical to the quality of life in the areas the company serve, the environment and Duke Energy's long-term business success.

CORPORATE CITIZENSHIP

The way in which Duke Energy operates its our facilities, the jobs and economies it supports, and the contributions the company makes to local education and other endeavors all impact the communities in which it operates.

A great example of this is the impact the Aguaytia Energy project has had on Peru. Children living deep within remote areas of Peru have a chance for healthier lives and better educations because of Duke Energy's commitment to helping local governments and communities. Some 4,000 school children in the central jungle of Peru and in the Andes have school bags, pens, pencils, rulers and writing books as a result of a program offered by employees of the Aguaytia project.

Another program, conducted under the guidance of Peru's Ministry of Health, hired medical personnel to vaccinate children for yellow fever. Project employees devoted weekends to helping with the vaccinations.

The partners in the project realized the company's duty to go beyond simply complying with laws and regulations by establishing a partnership with all stakeholders in the project including the local communities in the vicinity of construction and operations.


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The Aguaytia project illustrates Duke Energy's commitment to the needs of the communities it touches. Understanding these local needs - and responding to them with local partners - is a vital component of our involvement in the communities the company serves.

Last year, more than 4,700 active and retired employees of the company participated in Duke Energy Volunteer Week. In 75 cities where Duke Energy operates, employees participated in thousands of acts of community service from building and painting to feeding and clothing -- all fitting reminders of Duke Energy's commitment to corporate citizenship.

LOOKING TO THE FUTURE

The Duke Energy story stretches from Sydney, Australia, to Sable Island, Nova Scotia, and selected points in between. The company is blazing new trails around the world. Duke energy's regional focus in the United States and key international markets enables the company to integrate assets and services at the highest level.

As Duke Energy enters a new millennium, the company does so with a strong financial operating base, a heritage of achievement and the combined business and technological skills to create integrated projects and total energy solutions for its customers worldwide.

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